[redacted]

10028455

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

SECURITIESA
Was

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-68193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/09/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight Clearing Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington BLVD
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Dunham 201-557-6886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

State of New Jersey
County of Hudson

We, the undersigned officers of Knight Clearing Services LLC, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight Clearing Services LLC for the year ended December 31, 2009 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Timothy P. Dunham
Chief Operations Officer

Sean Galvin
Chief Financial Officer

Notary Public

SHARON GAUTIER LOPEZ
Notary Public, State of New Jersey
No. 2271908
Qualified in Hudson County
Commission Expires August 3, 2011

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Member of Knight Clearing Services LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Knight Clearing Services LLC (the "Company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the year ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Assessment payments:
   a. Payment of $1,895 reported on SIPC-7T item 2D to check number 182942 dated February 17, 2010, obtained from the Company.

2. Compared the Total Revenue amount of $1,929,399 reported on the audited Form X-17A-5 less total revenue for the three month period ended March 31, 2009 plus "KCS Ticket charges - Revenues" of $500,948 from the General Ledger number 50005, with the Total revenue amount of $2,430,346 reported on SIPC-7T page 2, item 2a for the period from April 1, 2009 through December 31, 2009 noting no difference.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:
   a. Compared deductions for the three quarterly periods of $1,672,475 on SIPC-7T line 2c(9)(i) "Total interest and dividend expenses" to the line titled "Interest expenses" on the audited Form X-17A-5 prepared by the Company, noting no difference; and

   b. On the audited Form X-17A-5 we performed the following:

      i. Compared the amount in the audited Form X-17A-5 line titled "Interest expense" to the lines titled "Interest Expense - JPM" of $99,879 and "Stock Loan Interest Expense" of $1,572,596 for the period of April 1, 2009 to

PRICEWATERHOUSECOOPERS

December 31, 2009, General Ledger numbers 91101 and 91105 respectively, Trial Balance prepared by the Company, noting no difference.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3:

   a. Calculations reflected in Form SIPC-7T:

      i. Recalculated the mathematical accuracy of the amount in the line titled "SIPC Net Operating Revenues" on page 2, line 2d of $757,871 noting no difference;

      ii. Recalculated the amount in the line titled "General Assessment @ .0025" on page 2, line 2e of $1,895, noting no difference; and

      iii. Recalculated the amount in the line titled "Assessment due (or overpayment)" on page 1, line 2D of $1,895, noting no difference.

   b. Calculations reflected in the audited Form X-17A-5 obtained in procedure 3:

      i. Recalculated the arithmetical accuracy of the amount in the line titled "Interest expense" of $1,672,475, noting no difference.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215

202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068193 FINRA DEC
KNIGHT CLEARING SERVICES LLC 10*10
545 WASHINGTON BLVD
JERSEY CITY NJ 07310-1607

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Timothy P. Dunham 201-557-6886

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,895

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( )

July 30, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,895

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,895

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,895

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Knight Clearing Services LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 16 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Knight Clearing Services LLC

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,430,346
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,672,475	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	1672475
Total deductions	1672475
2d. SIPC Net Operating Revenues	$ 757871
2e. General Assessment @ .0025	$ 1,895
	(to page 1 but not less than $150 minimum)

Knight Clearing Services LLC
Statement of Financial Condition
December 31, 2009

Knight Clearing Services LLC
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Knight Clearing Services, LLC:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Knight Clearing Services, LLC (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2010

Knight Clearing Services LLC
Statement of Financial Condition
December 31, 2009

(in thousands)

Assets		
Cash and cash equivalents	$	13,971
Cash segregated under federal and other regulations		37,000
Securities borrowed		365,450
Receivable from brokers, dealers and clearing organizations		215,038
Other assets		3,202
Total assets	$	634,661
Liabilities and Member's Equity		
Liabilities		
Accrued compensation expense	$	1,038
Secutities loaned		550,226
Payable to brokers, dealers and clearing organizations		26,879
Accrued expenses and other liabilities		3,410
Total liabilities		581,553
Member's equity		53,108
Total liabilities and member's equity	$	634,661

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Knight Clearing Services LLC (the "Company") is a single member limited liability company organized in the state of Delaware. The Company's member is Knight Capital Holdings LLC ("KCH"). The Company's ultimate parent is Knight Capital Group, Inc. ("KCG"). The Company has been established to provide settlement and clearance services for KCG's broker-dealer subsidiaries. The Company is a broker-dealer registered with the Securities Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"), the Depository Trust Company, the National Securities Clearing Corporation and a registered clearing member of the New York Stock Exchange, NYSE Arca, the International Securities Exchange, the National Stock Exchange, the CBOE Stock Exchange, Nasdaq OMX, Nasdaq OMX BX, BATS, The American Stock Exchange and the Philadelphia Stock Exchange.

The Company was formed on February 9, 2009 and remained dormant until May 31, 2009 when it was capitalized with an initial cash contribution from KCH of $5,000,000. The Company commenced operations on July 1, 2009.

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash equivalents represent money market accounts, which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Securities Borrowed and Loaned
Securities borrowed and securities loaned transactions are accounted for as collateralized financing transactions and are recorded at the amount of cash collateral advanced or received, which approximates fair value. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash as collateral with the lender. Securities loaned transactions help finance the Company's custody and settlement activities and require the Company to lend stock in exchange for the receipt of cash or collateral from the borrower. In these transactions, the Company receives or pays cash or collateral in an amount generally in excess of the market value of the applicable securities borrowed and loaned. The Company monitors the market value of securities borrowed or loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Foreign Currencies
The functional currency of the Company is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the Statement of Financial Condition.

Income Taxes
The Company is included in the consolidated federal income tax return filed by KCG. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in the deferred tax liabilities or assets between years.

Stock-Based Compensation
Stock-based compensation is measured based on the grant date fair value of the awards. These costs are amortized over the requisite service period, which is typically the vesting period.

Expected forfeitures are considered in determining stock-based employee compensation expense. For all periods presented, the Company recorded a benefit for expected forfeitures on all outstanding stock-based awards.

The Company applies a non-substantive vesting period approach for stock- based awards whereby the expense is accelerated for those employees that receive options and restricted stock units ("RSUs") and are eligible to retire prior to the options or RSUs vesting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Subsequent Events
The Company evaluated all activities through the filing date of this financial statement.

3. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2009 consist of the following:

(in thousands)	Receivable	Payable
Affiliated introducing brokers	$ 157,173	$ 115
Clearing organizations	48,512	23,927
Securities failed to deliver/receive	8,551	2,087
Other	802	750
	$ 215,038	$ 26,879

Included in securities failed to deliver and securities failed to receive are $1.5 million and $1.2 million receivable from and payable to an affiliate, respectively. Management believes that the carrying value of the amounts receivable from and payable to brokers, dealers and clearing organizations approximates fair value.

4. Employee Benefit Plans

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

Certain employees of the Company participate in KCG's stock award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company. Eligible employees receive KCG restricted shares and/or restricted stock units (collectively, "restricted awards") as a portion of their total compensation. The substantial majority of restricted awards generally vest ratably over three years. KCG has the right to fully vest employees in their restricted stock units upon retirement and in certain other circumstances. Restricted awards are otherwise canceled if employment is terminated before the end of the relevant vesting period.

5. Related Party Transactions

Compensation expenses related to the overall management of the Company are allocated to the Company by an affiliate of the Company.

The Company pays KCG and an affiliate for allocated accounting, legal, IT and other support staff costs as well as other direct expenses incurred by or allocable to the Company.

The Company receives fees from affiliates for clearing introduced transactions from customers and proprietary transactions of the affiliates.

Related to the clearance of proprietary transactions introduced by affiliates, the company carries balances related to the proprietary accounts of these introducing brokers ("PAIB"). Included in Receivable from and Payable to brokers, dealers and clearing organizations are PAIB balances receivable from and payable to affiliates of $157.2 million and $115,000, respectively.

In the normal course of business, the Company may enter into short-term loans, payable on demand, from affiliated companies for which the Company pays an amount approximating its borrowing rate. There is no interest earned from affiliates during 2009. At December 31, 2009, included in Accrued expenses and other liabilities were non-interest bearing payables to affiliates of $254,000. Other assets at December 31, 2009 include $1.1 million in non-interest bearing receivables from affiliates.

6. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the activities of the Company involve the clearance, settlement, and financing of various securities transactions for affiliated introducing brokers and their institutional customers. These activities may expose the Company to off-balance-sheet risk in the event an affiliate, customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The securities clearance and settlement activities of the affiliates and their customers are transacted on either a cash receive/deliver versus payment ("RVP/DVP") or margin basis. Substantially all of the affiliates' customer transactions are settled on an RVP/DVP basis which involves payment or receipt of funds at substantially the same time underlying securities are received from or delivered to other brokers.

In margin transactions, the Company extends credit to its affiliates, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the affiliates' accounts. In connection with these activities, the Company clears transactions of affiliates involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that affiliates may incur. In the event the affiliate fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the affiliate's obligations. The Company seeks to control the risks associated with its affiliates activities by requiring affiliates to maintain margin collateral in accordance with various regulatory and internal guidelines. The Company monitors these required margin levels on a daily basis and, pursuant to such guidelines, requires the affiliates to deposit additional collateral or reduce positions when necessary.

The Company's financing and securities settlement activities require the Company to pledge customer and affiliate securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer or affiliate securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer or affiliate obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

7. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined.

At December 31, 2009, the Company had net capital of $37.2 million, which was $36.9 million excess of its required net capital of $250,000.

In connection with an ongoing regulatory examination of the Company, an issue has been identified as to whether a cash balance had been maintained in an acceptable control location within a bank, and therefore whether such balance should be considered an allowable asset in determining net capital. The balance in such account was $14.0 million at December 31, 2009. Due to the uncertainty as to the ultimate outcome of the examiner's findings, the Company has closed the account in question and moved the cash balance to a more commonly used control location.